UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: July 21, 2023

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐  Form 40-F

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271385), to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Registered Direct Offering

On July 18, 2023, Biophytis S.A. (the “Company”) entered into an investor subscription agreement with an institutional investor (the “Subscription Agreement”), pursuant to which the Company agreed to sell and issue to the investor (i) 505,000 units of ordinary shares with ordinary warrants attached (the “Ordinary Units”), each consisting of (a) 100 ordinary shares, nominal value €0.01 per share (each, a “Share”), of the Company with each 100 Shares to be represented by one American Depositary Share (each, an “ADS”), for a total of 50,500,000 Shares represented by 505,000 ADSs, and (b) one warrant to purchase 100 Shares (each, an “Ordinary Warrant”), with each 100 Shares to be represented by one ADS, for a total of 50,500,000 Shares represented by 505,000 ADSs, and (ii) 828,334 units of pre-funded warrants (the “Pre-Funded Units”), each consisting of (x) one pre-funded warrant to purchase 100 Shares (each, a “Pre-Funded Warrant” and, together with the Ordinary Warrants, the “Warrants”), with each 100 Shares to be represented by one ADS, for a total of 82,833,400 Shares represented by 828,334 ADSs, and (y) one Ordinary Warrant, for a total of 82,833,400 Shares represented by 828,334 ADS.

The ADSs sold as part of the Ordinary Units (the “RD ADSs”) and the Pre-Funded Warrants sold as part of the Pre-Funded Units were sold to the investor in a registered direct offering and the Ordinary Warrants were sold to the investor in a concurrent private placement, at a subscription price of $2.85 (or €2.53) per Ordinary Unit and $2.84 (or €2.52) per Pre-Funded Unit (collectively, the “Offering”).

The Pre-Funded Warrants have an exercise price of $0.01 (or €0.01) per ADS (subject to adjustment), will be immediately exercisable and may be exercised at any time upon issuance, and will expire 10 years following the date of issuance. The Ordinary Warrants have an exercise price of $3.00 (or €2.66) per ADS (subject to adjustment), will be immediately exercisable and may be exercised at any time upon issuance, and will expire three years following the date of issuance.

Pursuant to the Subscription Agreement, the Company is required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares represented by ADSs issuable upon exercise of the unregistered Ordinary Warrants issued in the private placement, within 30 days of the signing date of the Subscription Agreement (the “Signing Date”), and to have such Registration Statement declared effective within 60 days after the Signing Date in the event the Registration Statement is not reviewed by the SEC, or 90 days of the Signing Date in the event the Registration Statement is fully reviewed by the SEC.

Aggregate gross proceeds to the Company in respect of the Offering is expected to be approximately $3.8 million (or approximately €3.4 million), before deducting fees payable to the placement agent fees and other offering expenses payable by the Company. Aggregate net proceeds from the Offering is expected to be approximately $3.1 million (or €2.8 million), after deducting placement agent fees and estimated offering expenses payable by the Company, and assuming full exercise of the Pre-Funded Warrants to be issued in the Offering and no exercise of any Ordinary Warrants. The Offering is expected to close on or about July 21, 2023, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. (“HCW”) is acting as the exclusive placement agent for the Offering. The Company entered into a placement agency agreement (the “Placement Agreement”) with HCW, pursuant to which Wainwright agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay Wainwright a cash placement fee equal to 7% of the aggregate gross proceeds raised in the Offering, a management fee of 1% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance of €40,000, up to €150,000 for fees and expenses of HCW’s legal counsel and other out-of-pocket expenses, and closing costs not to exceed $15,950 in the aggregate.

Pursuant to the placement agency agreement, the Company has agreed that, for a period of 90 days following the Signing Date, it will not, without HCW’s prior written consent, directly or indirectly, issue, enter into an agreement to issue or announce the issuance or proposed issuance of ADSs, ordinary shares or ordinary shares equivalents, subject to certain customary exceptions.

The Subscription Agreement and the Placement Agreement contain representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of the respective agreements and in the context of the specific relationship between the parties. The provisions of the Subscription Agreement and Placement Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The RD ADSs, the Pre-Funded Warrants, and the ADSs and Ordinary Shares underlying the Pre-Funded Warrants to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of July 18, 2023, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-271385), which became effective on May 1, 2023, and the base prospectus dated as of May 1, 2023 contained in such registration statement.

The Ordinary Warrants and the ADSs and Ordinary Shares underlying the Ordinary Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investor has represented that it is an accredited investor, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and has acquired such securities for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Warrants, and the ADSs and Ordinary Shares underlying the Ordinary Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Shares, ADSs or Warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Subscription Agreement, the Placement Agreement, the Pre-Funded Warrants and the Ordinary Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

A copy of the opinion of Reed Smith LLP (Paris) relating to the securities issued in the registered direct offering is attached as Exhibits 5.1.

The Company previously announced the Offering in a press release issued on July 19, 2023, which is furnished as an exhibit to this Report on Form 6-K.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about July 21, 2023. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Reed Smith LLP (Paris)
10.1	Subscription Agreement, dated July 18, 2023
10.2	Placement Agency Agreement, dated July 18, 2023
10.3	Form of Pre-Funded Warrant
10.4	Form of Ordinary Warrant
23.1	Consent of Reed Smith LLP (Paris) (included in Exhibit 5.1)
99.1	Press release dated July 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: July 21, 2023	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer